Supplemental Information Provided Confidentially Pursuant to Rule 12b-4 and 17 C.F.R. § 200.83

Via U.S. Mail and Facsimile

October 7, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Ms. Jenn Do, Staff Accountant

Re:	AMH Holdings, LLC and Associated Materials, LLC Form 8-K Item 4.01 Filed September 24, 2009 File Nos. 333-115543 and 000-24956

Dear Ms. Do,

We are writing in response to the Staff’s Comment Letter to AMH Holdings, LLC (“AMH”) and Associated Materials, LLC (“Associated Materials”, and together with AMH, the “Company”), dated September 28, 2009. The Company is supplementally providing in the attached Annex A information responsive to the Staff’s comments.

Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, the supplemental information provided in Annex A on pages AM 001 through AM 007 (including Exhibit 1 thereto) in response to the Staff’s comments is being provided on a confidential, supplemental basis only and is not to be filed with or deemed part of the Company’s Form 8-K filed on September 24, 2009, nor be made part of any public record or disclosed to any person. Pursuant to Rule 12b-4, we request that the supplemental information provided in response to the Staff’s comments be returned by registered mail to the Company promptly following completion of your review. A self-addressed, postage pre-paid envelope has been provided to you for that purpose. In addition, the Company requests that the supplemental information provided on pages AM 001 through AM 007 in Annex A (including Exhibit 1 thereto) be maintained in confidence pursuant to 17 C.F.R. § 200.83.

Ms. Jenn Do
October 7, 2009

In connection with our responses to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the information provided in Annex A is responsive to the Staff’s comments. If you have any questions concerning the foregoing, please contact the undersigned at (330) 922-7743.

Sincerely,

/s/ Mr. Stephen E. Graham
Mr. Stephen E. Graham
Vice President – Chief Financial Officer,
Treasurer and Secretary
AMH Holdings, LLC
Associated Materials, LLC

Enclosure (Annex A and Exhibit 1 thereto)

Annex A

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